Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

3000 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

May 11, 2021

3.	News Release

A news release dated May 11, 2021 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On May 11, 2021 the Company announced that it has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to C$150,000,000 (or its U.S. dollar equivalent) of common shares in the capital of the Company (the “Common Shares”) from treasury to the public, from time to time, at the Company’s discretion. All Common Shares sold under the ATM Program will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 – Shelf Distributions, including sales made through the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”), or any other recognized marketplace on which the Common Shares are listed, quoted or otherwise traded in Canada and the United States.

5.	Full Description of Material Change

On May 11, 2021 the Company announced that it has established the ATM Program that allows the Company to issue up to C$150,000,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public, from time to time, at the Company’s discretion. All Common Shares sold under the ATM Program will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 – Shelf Distributions, including sales made through the TSX, the NYSE, or any other recognized marketplace on which the Common Shares are listed, quoted or otherwise traded in Canada and the United States.

Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 11, 2021 (the “Distribution Agreement”) entered into among the Company, A.G.P./Alliance Global Partners and BMO Capital Markets Corp., as U.S. agents, and BMO Nesbitt Burns Inc., as Canadian agent (collectively, the “Agents”).

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of the ATM Program. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and June 10, 2023, unless terminated prior to such date by the Company or the Agents in accordance with the terms of the Distribution Agreement.

The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include: (i) costs associated with the Company’s U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement; (ii) capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company’s Belleville, Ontario facility; (iii) potential future acquisitions; (iv) working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the Company’s proposed acquisition of Zenabis Global Inc. (“Zenabis”); and (v) repayment of additional debts owed by Zenabis following the completion of the Zenabis acquisition.

The offering of Common Shares under the ATM Program is qualified by a prospectus supplement dated May 11, 2021 (the ”Prospectus Supplement”) to the Company’s Canadian short form base shelf prospectus dated May 7, 2021 (the ”Base Shelf Prospectus“), each filed with the securities commissions in each of the provinces and territories of Canada, and a prospectus supplement dated May 11, 2021 (the ”U.S. Prospectus Supplement“) to the Company’s U.S. base shelf prospectus (the ”U.S. Base Prospectus“) included in its registration statement on Form F-10 (the ”Registration Statement“) (File No. 333-255264) filed with the United States Securities and Exchange Commission on May 10, 2021. The Distribution Agreement, the Prospectus Supplement and the Base Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, and the Distribution Agreement, U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC’s website at www.sec.gov. Alternatively, the Agents will send copies of the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting in the U.S.: A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com, or BMO Capital Markets Corp. (Attention: Equity Syndicate Department), 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627, or by email: bmoprospectus@bmo.com; or in Canada: BMO Nesbitt Burns Inc., (Attention: BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies), 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at (905) 791-3151, or by email: torbramwarehouse@datagroup.ca.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

May 11, 2021